UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
File No. 70-9083

REPORT PERIOD
January 1, 1999 to March 31, 1999

In the Matter of

CENTRAL AND SOUTH WEST CORPORATION, ET AL


      Central and South West Corporation ("CSW") hereby certifies on behalf of itself and its wholly owned nonutility subsidiaries, CSW Energy, Inc. ("Energy") and EnerShop, Inc. ("EnerShop"), that during the period from January 1, 1999 through March 31, 1999 (the "Reporting Period"):

Guarantees:

      Obligor                       Amount                 On behalf of
        CSW                 $     5,000,000                 EnerShop
        CSW                         504,000                 EnerShop
        CSW                         250,000        Energy Services, Inc. (ESI)
        CSW                         500,000                    ESI
      Energy                      2,000,000           Eastman Chemical Co.
      Energy                      2,722,500 (A)      Westdeutsche Landesbank
                              -------------
 Total Guarantees             $  10,976,500
                              =============

Letters of Credit

      Obligor                       Amount                 On behalf of
   CSW/Enershop             $     4,400,000            State of Louisiana
      CSW/ESI                     1,000,000            5 Security Deposits
      CSW/ESI                       250,000             Pennsylvania PUC
                            ---------------
Total Letters of Credit     $     5,650,000
                            ===============

Authorization in Order 70-9083           $ 250,000,000
Total Guarantees and Letters of Credit   $ (15,626,500)
                                         --------------
Unused Authorization                     $ 234,373,500
                                         ==============


      Amounts shown are aggregate outstanding amounts as of 3/31/99. Guarantees or Letters of Credit which are new or have been amended during the Reporting Period are noted with an (A).

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      Said  transactions  have been carried out in accordance with the terms and
conditions   of,   and  for  the   purpose   represented   in,   the   Form  U-1
Application-Declaration of CSW, et al, in File No. 70-9083, and in accordance with the terms and conditions of the SEC's order dated October 21, 1997, permitting said Application-Declaration to become effective.


      Dated:      May 21, 1999


                        CENTRAL AND SOUTH WEST CORPORATION
                        CSW ENERGY, INC.
                        ENERSHOP, INC.

                        BY: CENTRAL AND SOUTH WEST CORPORATION


                        BY: /s/ Lawrence B. Connors
                                Lawrence B. Connors
                                Controller